UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, January 2, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including December 26 through December 29, the Company purchased a total of 120,803 shares at an average price of $47.44 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted average share price (USD)	Total daily transaction value (USD)
26-Dec-23	NYSE	31,000	47.99	1,487,727
27-Dec-23	OSE	11,000	47.57	523,245
27-Dec-23	NYSE	20,000	47.66	953,110
28-Dec-23	OSE	11,822	46.63	551,218
28-Dec-23	NYSE	19,378	47.17	914,018
29-Dec-23	OSE	9,149	46.81	428,259
29-Dec-23	NYSE	18,454	47.33	873,391
Period total	OSE	31,971	47.00	1,502,722
	NYSE	88,832	47.60	4,228,246
	Total	120,803	47.44	5,730,968
Previously disclosed buybacks under the programme (accumulated)	OSE	59,178	44.38	2,626,135
	NYSE	163,638	44.86	7,340,645
	Total	222,816	44.73	9,966,780
Program total	OSE	91,149	45.30	4,128,857
	NYSE	252,470	45.82	11,568,891
	Total	343,619	45.68	15,697,748

The issuer’s holding of own shares: 343,619

Following the completion of the above transactions, the Company owned a total of 343,619 of its own shares, corresponding to 0.46% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 2, 2024	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.